UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 1, 2005
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐                     Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐                      No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated January 3, 2005.

•	Press Release dated January 7, 2005.

•	Press Release dated January 27, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: February 1, 2005	By:	/s/ “Blaine G. Melnyk”

Blaine G. Melnyk Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge completes acquisition of Gulf of Mexico offshore systems

CALGARY, Alberta, January 3, 2005 – Enbridge Inc. today announced that its wholly-owned U.S. subsidiary, Enbridge (U.S.) Inc., has completed the purchase, effective January 1, 2005, of Shell Gas Transmission, LLC (SGT) from Shell US Gas & Power LLC for US$613 million plus associated working capital.

The newly acquired Gulf of Mexico offshore natural gas pipeline assets include ownership interests in 11 transmission and gathering pipelines in five major pipeline corridors that transport approximately 3 billion cubic feet per day. The 1,482 miles (2380 kilometres) of pipeline transport approximately half of all deepwater natural gas production in the Gulf of Mexico.

“The successful acquisition of these strategic offshore Gulf assets underlines our commitment to organic growth and to being one of the nation’s leading energy transporters,” said Dan C. Tutcher, Enbridge Group Vice President, Transportation South. “We are now well positioned to move much of the developing deepwater gas supply and to accommodate the potential transport needs of several proposed LNG re-gasification projects.

“I am also extremely pleased that most of the SGT employees and management team have chosen to join our Houston-based business unit, which will enable us to quickly integrate these assets into our natural gas business and will further add to the industry knowledge and savvy of our excellent natural gas operations and business teams.”

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Media:
Jim Rennie
(403) 231-3931
jim.rennie@enbridge.com

Investment Community:
Colin Gruending
(403) 231-5919
colin.gruending@enbridge.com

NEWS RELEASE

Enbridge Inc. Will Webcast 2004 Financial Results Conference Call

CALGARY, Alberta, January 7, 2005 — Enbridge Inc. will host a webcast conference call to discuss its 2004 financial results as follows:

Event:	Enbridge Inc. 2004 Financial Results Conference Call

Date:	January 26, 2005

Time:	9:30 a.m. EST / 7:30 a.m. MST

Within North America, the toll-free call in number is 1-800-387-6216. Interested parties outside North America can call in to (country code)-800-7664-7664 or (416) 405-9328. To register for the live internet webcast, interested parties may access the call as follows: go to http://www.enbridge.com/investor and follow the conference call registration link under Investor News. A transcript and replay of the call will be available on the Enbridge website approximately two hours after conclusion of the live event at toll-free 1-800-408-3053 or (416) 695-5800. The access code to the replay is 3131400#.

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.

For further information, contact:

Enbridge Investor Relations
403-231-5957 / 1-800-481-2804

Investor Web Site
www.enbridge.com/investor

NEWS RELEASE

Enbridge presents at the Credit Suisse First Boston 2005 Energy Summit

CALGARY, Alberta, January 27, 2005 – Stephen J. Wuori, Enbridge Inc. Group Vice President & Chief Financial Officer, will be presenting at the Credit Suisse First Boston 2005 Energy Summit on Tuesday, February 1, 2005 at 10:45 a.m. Eastern Time.

To view the live webcast of this presentation, visit the Investor page of the Enbridge website: http://www.enbridge.com/investor/

When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.

Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.

For further information, contact:

Colin Gruending
Enbridge Investor Relations
(403) 231-5919
Email: colin.gruending@enbridge.com